FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON MARCH 31, 2015

▪    The Company’s EBITDA during the first quarter amounted to Ch$ 524.528 million, 27% greater than in the same period of the prior year, explained by better performance in distribution business and on a smaller scale in the generation business.

▪    In Distribution, EBITDA was 56% higher than in the first quarter of 2014, amounting to Ch$ 250,036 million, mainly explained by recognizing Ch$ 95,022 million in Argentina due to Resolution No. 32/2015 contains an additional transitory revenues mechanism to face current operating and maintenance expenses.

▪    Generation EBITDA increased by Ch$ 25,846 million, 10% higher than in the same period in 2014.  This can be explained by an increase in Chile of Ch$ 38,223 million, 124% more than the first quarter 2014, due to the combination of higher physical energy sales and higher prices during the period, linked to the consolidation of GasAtacama in comparison to the prior year. This was partially offset by a reduction in the EBITDA in Brazil due to a 25% reduction  in the hydraulic production in the first quarter in comparison to the same 2014 period.

▪    This positive operating performance, along with lower tax expenses, resulted in a strong increase in net profits attributable to Enersis shareholders, amounting to Ch$ 153.074 million, 99% higher in comparison to the first quarter last year.

▪    Our distribution customer base in the first quarter of 2015 grew by over 102,232 totaling more than 14.8 million customers, and energy demand in concession zones increased by 3.5%, mainly in Chile, Argentina and Brazil, reaching physical sales of 19,995 MWh.

▪    In the generation business, the net accumulated production of energy reached 14,864 MWh, 6.5% more than in the first quarter 2014. On the other hand physical sales increased 6.4% in comparison to the prior year, amounting to 17,454 MWh, mainly due to increases in Chile and Argentina.

▪    We have continued to develop new hydroelectric capacity with the construction of El Quimbo (400 MW) and Los Cóndores (150 MW), which are expected to be operational in the fourth quarter of 2015 and 2018, respectively.

                                                                                                                                        • 1 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

ECONOMIC – FINANCIAL SUMMARY

➢    The Company’s operating result (EBIT) increased Ch$ 101,130 million, an increase of 34%, mainly due to better performance in generation and in distribution.

➢    The net financial result shows an increase in the expense of Ch$ 14.289 million. This was mainly due to lower financial revenues in Brazilian distribution subsidiaries and in Enersis due to lower financial investment. Additionally there were greater financial expenses, mainly in Edesur and Brazilian subsidiaries partially offset by lower losses due to differences in the rate of exchange, mainly explained by Docksud’s debt capitalization and Costanera’s debt renegotiation.

➢    Income before taxes was Ch$ 326,186 million, an increase of 33% in comparison to the first quarter 2014.

➢    As mentioned before, taxes paid by the company were 24% less than the first quarter 2014.

➢    Due to the above, net earnings attributable to the controlling shareholders of Enersis in the first quarter 2015 increased 99% compared to the same period of the prior year, amounting to Ch$ 153,074 million.

FINANCIAL SUMMARY

➢  Available liquidity has continued to be in a solid position, as follows:

•	Cash and cash equivalents million	US$ 2,091
•	Cash and cash equiv. + 90 days cash investments million	US$ 2,434
•	Committed lines of credit available million	US$ 606
•	Uncommitted lines of credit available million	US$ 745

➢ The average nominal interest rate in March 2015 decreased to 8.3% from 8.5% in the same period of the prior year, mainly influenced by the lower rates in US$ and UF partially offset by rate conditions over debt taken in Brazilian Reals and Colombian Pesos.

Hedging and protection:

In order to mitigate the risks associated with exchange and interest rate variations, Enersis has established policies and procedures for protecting its financial statements against volatility.

                                                                                                                                        • 2 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

•       The Enersis exchange rate hedging policy states that there should be a balance between flows indexed to foreign currency of each company and the

•        currency in which they borrow. We also have cross-currency swaps of US$ 1,179 million and forward contracts of US$ 586 million.

•         In order to reduce volatility in the financial statements due to changes in the interest rate, we maintain a balance between fixed and variable rate debt. We have also contracted interest-rate swaps of US$ 141 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’ business activities are carried out though subsidiary companies that operate the different businesses in the five countries in which the Company has a presence. The most important businesses for Enersis are electricity generation and distribution.

 At the end of April 2014, our subsidiary Endesa Chile acquired an additional 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada, thus attaining 100% ownership.

The following tables provide some key performance indicators as of March 31, 2015 and 2014 of the companies in the different countries in which they operate.

Generation

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Mar-15	Mar-14	Mar-15	Mar-14

Endesa Chile (1)	SIC & SING Chile	5,716	4,822	34.6%	30.2%
Endesa Costanera	SIN Argentina	2,228	1,487	6.6%	4.7%
El Chocón	SIN Argentina	727	735	2.1%	2.3%
Dock Sud	SIN Argentina	1,152	1,455	3.4%	4.6%
Edegel consolidated	SICN Peru	2,167	2,184	22.4%	23.6%
EE. Piura	SICN Peru	137	130	1.4%	1.4%
Emgesa	SIN Colombia	3,715	3,678	15.2%	17.9%
Cachoeira Dourada	SICN Brazil	797	1,189	0.7%	1.0%
Endesa Fortaleza	SICN Brazil	815	713	0.7%	0.6%

Total		17,454	16,392

(1) includes Endesa Chile and its generation subsidiaries in Chile.

• 3 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Distribution

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14

Chilectra (**)	3,918	3,789	5.4%	5.5%	1,751	1,701	2,548	2,412
Edesur	4,757	4,476	9.4%	9.1%	2,468	2,450	644	742
Edelnor	1,924	1,849	8.4%	8.1%	1,308	1,266	2,127	2,036
Ampla	3,206	3,171	22.2%	21.9%	2,898	2,817	2,452	2,513
Coelce	2,793	2,703	12.4%	12.0%	3,650	3,531	3,104	2,923
Codensa	3,398	3,348	6.9%	7.3%	2,796	2,710	2,686	2,621

Total	19,995	19,336	10.8%	10.7%	14,870	14,474	1,743	1,812

(*) Includes final customer sales and tolls.
(**) Consolidated data.

The following table shows the energy sales revenues breakdown by business line and by type of client, as of March 31, 2015 and 2014, in the different countries where we operate.

Country	Chile		Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14

Energy Sales Revenues

Generation	355,456	250,386	19,247	15,450	67,191	102,544	155,088	150,416	81,272	83,210	678,254	602,006	(146,660)	(131,506)	531,594	470,500
Regulated customers	261,476	201,145	-	-	36,993	31,514	-	-	47,754	54,184	346,223	286,843	(132,012)	(109,188)	214,211	177,655
Non regulated customers	60,268	45,903	1,496	3,543	16,535	43,016	115,874	115,289	24,944	24,491	219,117	232,242	(14,587)	(22,258)	204,530	209,984
Spot Market	33,712	3,338	9,828	6,948	13,663	28,014	39,214	35,127	3,046	4,196	99,463	77,623	(54)	-	99,409	77,623
Other Clients	-	-	7,923	4,959	-	-	-	-	5,528	339	13,451	5,298	(7)	(60)	13,444	5,238

Distribution	264,837	223,750	66,288	42,874	427,552	360,258	180,524	179,982	123,508	108,178	1,062,709	915,042	-	-	1,062,709	915,042
Residential	89,457	75,747	22,494	13,991	224,660	192,536	180,162	78,995	59,712	44,705	576,485	405,974	-	-	576,485	405,974
Commercial	75,093	63,585	28,541	18,448	91,633	74,499	-	36,345	24,920	26,433	220,187	219,310	-	-	220,187	219,310
Industrial	52,254	44,246	6,699	4,307	33,738	27,750	-	13,910	16,342	19,945	109,033	110,158	-	-	109,033	110,158
Other	48,033	40,172	8,554	6,128	77,521	65,473	362	50,732	22,534	17,095	157,004	179,600	-	-	157,004	179,600
Less: Consolidation adjustments	(79,849)	(57,819)	(7)	(7)	(32,882)	(31,514)	(14,620)	(22,226)	(19,302)	(19,887)	(146,660)	(131,506)	146,660	131,506	-	-

Energy Sales Revenues	540,444	416,317	85,528	58,317	461,861	431,288	320,992	308,172	185,478	171,501	1,594,303	1,385,542	-	-	1,594,303	1,385,542

• 4 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

I.- FINANCIAL STATEMENTS ANALYSIS

1. -Analysis of the Income Statement

Net income attributable to the controlling shareholders of Enersis as of March 31, 2015, was of Ch$153,074 million, representing a 99.3% increase with respect to the same period the previous year, which was Ch$ 76.811 million.

The following compares each item of the income statement:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Mar-15	Mar-14	Change	% Change

Revenues	1,876,031	1,571,797	304,234	19.4%
Sales	1,740,213	1,501,377	238,836	15.9%
Other operating income	135,818	70,420	65,398	92.9%
Procurements and Services	(1,054,742)	(913,293)	(141,449)	(15.5%)
Energy purchases	(698,357)	(596,793)	(101,564)	(17.0%)
Fuel consumption	(152,693)	(124,750)	(27,943)	(22.4%)
Transportation expenses	(113,310)	(106,962)	(6,348)	(5.9%)
Other variable costs	(90,382)	(84,788)	(5,594)	(6.6%)
Contribution Margin	821,289	658,504	162,785	24.7%
Personnel costs	(136,243)	(104,312)	(31,931)	(30.6%)
Other fixed operating expenses	(160,518)	(140,298)	(20,220)	(14.4%)
Gross Operating Income (EBITDA)	524,528	413,894	110,634	26.7%
Depreciation and amortization	(117,359)	(111,308)	(6,051)	(5.4%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(11,002)	(7,549)	(3,453)	(45.7%)
Operating Income	396,167	295,037	101,130	34.3%
Net Financial Income	(75,649)	(61,360)	(14,289)	(23.3%)
Financial income	43,125	73,928	(30,803)	(41.7%)
Financial costs	(111,007)	(100,269)	(10,738)	(10.7%)
Gain (Loss) for indexed assets and liabilities	(130)	(4,052)	3,922	96.8%
Foreign currency exchange differences, net	(7,637)	(30,967)	23,330	75.3%
Other Non Operating Income	5,668	11,794	(6,126)	(51.9%)
Net Income From Sale of Assets	4,171	4,823	(652)	(13.5%)
Share of profit (loss) of associates accounted for using the equity method	1,497	6,971	(5,474)	(78.5%)
Net Income Before Taxes	326,186	245,471	80,715	32.9%
Income Tax	(95,102)	(125,276)	30,174	24.1%
NET INCOME	231,084	120,195	110,889	92.3%
Net Income attributable to owners of parent	153,074	76,811	76,263	99.3%
Net income attributable to non-controlling interest	78,010	43,384	34,626	79.8%

Earnings per share Ch$ *	3.12	1.56	1.6	100.0%

(*) As of March 2015 the average number of paid and subscribed shares were 49,092,772,762 (49,092,772,762 as of December 2014)

                                                                                                                                        • 5 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

 Operating income:

Operating income increased by Ch$ 101,130 million as of March 31, 2015, or 34.3%, increasing from Ch$ 295.037 million as of March 2014 to Ch$ 396.167 million in this period.

The breakdown of operating revenue and expenses by business line for the periods ended March 31, 2015 and 2014 is as follows:

BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14

Operating Revenues	762,044	669,408	1,283,941	1,042,480	(169,954)	(140,091)	1,876,031	1,571,797
Operating Costs	(544,756)	(468,027)	(1,096,592)	(943,994)	161,484	135,261	(1,479,864)	(1,276,760)

Operating Income	217,288	201,381	187,349	98,486	(8,470)	(4,830)	396,167	295,037

Change in million Ch$ and %	15,907	7.9%	88,863	90.2%	(3,640)	(75.4%)	101,130	34.3%

The generation and transmission businesses of the Group produced greater operating income of Ch$ 15,907 million equivalent to 7.9%, reaching Ch$ 217,288 million. Physical sales increased by 6.5% amounting to 17,454 GWh (16,392 GWh as of March 2014).

Operating income for the generation and transmission businesses on a comparative basis and detailed by country is shown in the following table:

OPERATING INCOME BY COUNTRY

Generation & Transmission
(Figures in million Ch$)

	Chile		Argentina		Brazil		Colombia		Peru		Total
	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14

Operating Revenues	369,472	264,355	54,576	46,273	83,814	116,697	157,079	150,780	96,575	91,270	762,044	669,408

Operating Costs	(329,856)	(255,804)	(44,756)	(37,866)	(40,952)	(56,488)	(68,960)	(62,178)	(59,704)	(55,658)	(544,756)	(468,027)

Operating Income	39,616	8,551	9,820	8,407	42,862	60,209	88,119	88,602	36,871	35,612	217,288	201,381

Change in million Ch$ and %	31,065	363.3%	1,413	16.8%	(17,347)	(28.8%)	(483)	(0.5%)	1,259	3.5%	15,907	7.9%

• 6 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Chile

Operating income in Chile increased from Ch$8.551 million as of March 2014 to Ch$39.616 million in this period, mainly due to higher operating revenues of Ch$105.117 million, both in an increase in physical sales and by increased better average sales energy prices and operating revenue contributed by the affiliate Gas Atacama for Ch$43,469 million.

In turn, operating costs increased in Ch$74.052 million, due to higher costs in energy purchases for Ch$34,500 million due to increased physical sales in the spot market, higher expenses in fuels for Ch$18,888 million, mainly explained by the incorporation of GasAtacama, higher expenses in other variable procurements and services for Ch$10.088 million, higher charges for depreciation for Ch$6,967 million due to the incorporation of GasAtacama and capital improvements made in the second half of 2014, and higher expenses in personnel for Ch$2,843 million.

On April 22, 2014, our subsidiary Endesa Chile acquired 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada to reach a 100% ownership. The acquired subsidiary, whose operating results are booked from May 2014, shows operating income of Ch$ 10,251 million to May 31, 2014 as of the first quarter 2015.

Argentina

In Argentina, operating income for the period reached Ch$ 9,820 million, higher in Ch$1,413 million in comparison to the same period last year, where the operating income reached Ch$8,407 million.

The operating income in Costanera amounted to Ch$3,579 million, a decrease of Ch$117 million compared to an equal period last year, as a consequence of higher operating costs for mainly Ch$2,340 million due to increased expenses in personnel of Ch$2,435 million due to increases in salaries resulting from the group bargaining contract. These were partially offset by higher revenue for Ch$2,223 million mainly due to higher energy sales of 894 GWh compared to the prior period.

El Chocón’s operating income reached Ch$3,254 million, Ch$680 million higher compared to the prior  year, mainly due to higher operating revenues for Ch$690 million, lower energy purchases costs of Ch$401 million and lower other expenses due to nature for Ch$127 million; offset by higher variable procurements and services of Ch$368 million and higher personnel expenses of Ch$229 million. Physical sales amounted to 727 GWh in this period, slightly lower than the 735 GWh in 2014.

The operating income of our affiliate Dock Sud reached Ch$2,717 million, higher in Ch$1,048 million compared to the previous year, mainly due to higher operating expenses for Ch$5,471 million due to recognizing remunerations of own fuels and remuneration for non-recurring maintenance. In turn, operating costs increased in Ch$4,423 million mainly due to higher fuel consumption for Ch$3,394 million for higher gas prices, higher personnel expenses of Ch$572 million and higher transportation expenses for Ch$368 million. Physical sales amounted to 1,152 GWh in this period lower in 303 GWh compared with the same period last year reaching 1,455 GWh.

The effect of converting the financial statement from Argentinean Pesos to Chilean Pesos in both periods, lead to an 0.9% decrease in March 2015 as compared to March 2014.

• 7 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Brazil

The operating income of our Brazilian subsidiaries amounted to Ch$ 42,862 million, a decrease of Ch$ 17,347 million compared to the result of the previous year, which amounted Ch$ 60,209 million.

The operating income of our subsidiary Cachoeira Dourada decreased by Ch$ 23,556 million, mainly due to lower operating revenues for Ch$35.266 million due to 392 GWh lower energy sales for compared to the 1Q 2014 and also due to lower average sales prices. Operating costs decreased by Ch$11,710 million mainly due to lower energy purchases to cover demand for Ch$ 10,304 million and lower other variable procurements and services for Ch$ 1,154 million.

The operating income of Central Fortaleza (CGTF) amounted to Ch$ 11,690 million, Ch$ 3,146 than in march 2014, mainly due to lower energy purchases of Ch$ 6,400 million as a main consequence of lower sales prices offset by higher fuel consumption for Ch$ 3,227 million due to the increase in gas price compared to the same period last year. Physical sales amounted to 815 GWh in this period, 102 GWh than the same period last year when they reached 713 GWh.

Our subsidiary Cien showed an increase in operating income of Ch$ 3,040 million, mainly due to higher operating revenues of Ch$ 2,451 million than an increase in the annual allowed revenue (RAP) to as a result of higher energy dispatch as per what is indicated by the regulatory entity, lower other expenses of Ch$ 400 million and lower depreciation expenses of Ch$ 224 million.

The effect of converting the financial statements from Brazilian Reals to Chilean pesos in both periods was a 6.5% decrease in Chilean peso terms in March 2015 compared to March 2014.

Colombia

The operating income in Colombia slightly decreased 0.5%, to a total of Ch$ 88,119 million as of March 2015 (Ch$88,602 in 2014). The higher operating revenues of Ch$6,297 million were mainly due to higher average sales prices and 37 GWh of additional sales.

Increased operating costs of Ch$ 6,780 million are the result of increased other expenses of Ch$ 8,189 million mainly due to recognizing the wealth tax on decreed by the Colombian government of Ch$ 9,028 million, higher fuel consumption of Ch$ 1,163 million, higher other expenses of other variable procurements and services of Ch$ 982 million, higher transportation expenses of Ch$966 million offset by lower energy purchases of Ch$ 4,957 million due to higher energy generation compared to the prior year.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods resulted in an 8.1% decrease in Chilean pesos at March 2015 when compared to March 2014.

• 8 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Peru

The operating income of our subsidiaries in Peru totaled Ch$ 36,871 million as of March 2015, reflecting an increase of 3.5% compared to the same period last year, when the operating income amounted to Ch$ 35,612 million.

The operating income of Edegel was Ch$ 33,441 million, 9.8% higher than to the same period of the prior year. Operating revenues were Ch$ 7,623 million higher mainly due to higher toll revenues of Ch$ 9,446 million offset by 17 GWh lower energy sales for Ch$ 1,440 million.

Operating expenses rose by Ch$ 4,630 million due to higher transportation expenses of Ch$ 2,027 million, higher fuel consumption of Ch$ 1,818 million, higher depreciation expenses and impairment of Ch$ 1,552 million and increased personnel expenses of Ch$ 1,005 million offset by lower expenses in other variable procurements and services for Ch$ 2,201 million.

The effect of converting the financial statements from Peruvian new soles to Chilean pesos in both periods resulted in a 4.0% increase as of March 2015, compared to March 2014.

The Enersis Group distribution business showed an increase in operating income of Ch$ 88,863 million, equivalent to 90.2% higher compared to the same period in 2014, reaching Ch$ 187,349 million. Physical sales were 659 GWh higher in, equivalent to a variance of 3.4% higher compared to the prior year, reaching 19,995 GWh. The number of clients increased by 396,000 to over 14.8 million, 2.7 % more than the prior period.

The following shows details of the operating income of the distribution business by country and between the two periods:

OPERATING INCOME BY COUNTRY

Distribution
(Figures in million Ch$)

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Total
	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14	Mar-15	Mar-14

Operating Revenues	297,161	246,440	160,115	47,480	476,776	414,042	220,010	219,717	129,879	114,801	1,283,941	1,042,480

Operating Costs	(265,577)	(217,256)	(133,650)	(109,838)	(428,788)	(365,771)	(163,974)	(157,143)	(104,603)	(93,986)	(1,096,592)	(943,994)

Operating Income	31,584	29,184	26,465	(62,358)	47,988	48,271	56,036	62,574	25,276	20,815	187,349	98,486

Change in million Ch$ and %	2,400	8.2%	88,823	(142.4%)	(283)	(0.6%)	(6,538)	(10.4%)	4,461	21.4%	88,863	90.2%

Chile

In Chile, our subsidiary Chilectra showed an operating income of Ch$ 31,584 million, representing an increase of Ch$ 2,400 million compared to the same period of 2014, or 8.2%. The variance is mainly due to higher operating revenues for Ch$50,721 million, (+20.6%), due to higher energy sales of Ch$ 41,087 million as a result of higher physical sales an increase in the rate to regulated customers and due to higher recognition due to re-settlement of the non-applied average Node

• 9 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Price decrees and to greater other procurements of services for Ch$ 10,236 million mainly due to higher revenues due to transmission tolls with generators for Ch$  6,952 million and leases and maintenance of public lighting and the installation of networks and other services for Ch$ 3,284 million.

The higher operating costs of Ch$ 48,321 million, mainly include an increase in energy purchases of Ch$ 36,344 million to cover higher physical sales and a higher purchase price compared to the previous period, higher transportation expenses for Ch$ 6,535 million, greater expenses in variable procurements and services for Ch$ 3,006 million and higher other expenses nature for Ch$ 1,654 million.

Energy losses decreased by 0.1 p.p. from 5.5% to 5.4% in 2015. Physical energy sales increased 3.4% reaching 3,918 GWh in this period and the number of clients rose by 49,000, totaling more than 1.75 million.

Argentina

In Argentina, our subsidiary Edesur produced an increased operating result of Ch$ 88,823 million, passing from a loss of Ch$ 62,358 million in 2014, to a profit of Ch$ 26,465 million in this period.

Operating revenues increased in Ch$ 112,635 million in this period primarily as a result of  Ch$ 95,022 million of costs that were recognized due to the application of Resolution 32/2015, which allowed for the additional compensation of expenses and investments associated to the normal functioning of the public electric energy distribution service. Additionally, energy sales improved by Ch$ 16,625 million due to 281 GWh better physical sales for the period and fewer service quality fines than in 2014 for Ch$11,974 million.

Operating costs increased by Ch$23,812 million, mainly due to higher personnel expenses as a consequence of the wage increases in the year.

Energy losses increased 0.3 p.p. amounting to 9.4% and the number of clients in Edesur increased in 18,000, totaling 2.4 million clients.

The effect of converting the financial statements from Argentine pesos to Chilean pesos in both periods led to a 0.9% decrease in Chilean pesos as compared to March 2014.

Brazil

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 47,988 million, which is 0.6% lower when compared to the same period 2014.

Ampla’s operating income amounted to Ch$ 9,495 million, which compared to the previous year represents a decrease of Ch$ 37,182 million. This is explained by higher operating revenue of Ch$ 66,152 million mainly as a result of higher energy purchases of Ch$ 59,936 million, as a result of drought, higher depreciation and impairment expenses of Ch$ 2,747 million and increased personnel expenses of Ch $1.646 million. In turn, operating revenues increased by Ch$28,970 million, mainly due to higher energy sales revenues due to 35 GWh greater physical sales, reaching 3,206 GWh as of March 2015 and higher energy sales prices. Energy losses increased by 0.3 p.p. from 21.9% to 22.2%.  Ampla’s number of clients rose by 81,000to a total of more than 2.89 million.

                                                                                                                                        • 10 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

In our subsidiary Coelce, operating income increased by Ch$ 36,898 million, amounting to Ch$ 38,492 million. This is explained by higher operating revenue of Ch$ 33,763 million mainly as the result of higher energy sales revenues due to 89 GWh higher physical sales for reaching 2,793

GWh as of March 2015 and higher energy sales prices. In turn, operating costs showed an slight improvement of Ch$ 3,135 million.

Energy losses increased by 0.4 p.p. amounting to 12.4% and the number of  clients rose at Coelce by 119,000, to a total of more than 3.6 million.

The effect of converting the financial statements from Brazilian Reals to Chilean pesos in both periods led to a 6.5% decrease in Chilean pesos as compared to March 2014.

Colombia

In Colombia, Codensa‘s operating income was of Ch$ 56,036 million, showing a decrease of Ch$ 6,538 million compared to the same period of the previous year. This is explained by higher operating costs of Ch$6,831 million mainly due to higher other expenses of Ch$ 6,659 million mainly due to recognizing the wealth tax decreed by the Colombian Government for Ch$ 5,596 million, higher expenses of other variable procurements and other services for Ch$ 1,321 million and higher personnel expenses of Ch$ 489 million offset by lower depreciation and impairment expenses of Ch$1,792 million. Operating revenues showed a slight increase of Ch$293 million mainly due to higher physical sales of 50 GWh reaching 3,398 GWh as of March 2015 and lower average sales prices for Ch$14,796 million, The aforementioned is almost fully offset by the effect converting the financial statements Colombian Pesos to the Chilean Pesos.

Energy losses decreased 0.4 p.p. to 6.9% and the number of clients rose by 85,000 to reach a total of more than 2.79 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was an 8.1% decrease in Chilean pesos compared to March 2014.

Peru

Our Peruvian subsidiary Edelnor reported operating income of Ch$ 25,276 million, an increase of Ch$ 4,461 million when compared the prior year, mainly explained by the increase in operating revenues of Ch$ 15,078 million due to higher physical sales for the period. The above was partially offset by higher energy purchase costs of Ch$ 10,930 million to cover the higher demand of clients.

Physical sales rose by 75 GWh, amounting to 1,924 GWh as of March 2015. Energy losses increased in 0.3 % amounting to 8.4%. The number of clients rose by 42,000, to reach a total of more than 1.3 million.

The effect of converting the financial statements from Peruvian Soles to Chilean pesos in both periods was a 4.0% increase in Chilean pesos compared to March 2014.

The  revenue, operating costs and operating results of the subsidiaries of the Enersis group for the periods ended March 2015 and 2014 are as follows:

• 11 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Operating Income Detail
(Figures in million Ch$)

	Mar-15			Mar-14
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	639,772	(471,764)	168,008	520,726	(384,714)	136,012
Cachoeira Dourada	26,137	(6,185)	19,952	61,403	(17,895)	43,508
CGTF	41,058	(29,368)	11,690	41,146	(32,602)	8,544
Cien	17,504	(5,729)	11,775	15,053	(6,318)	8,735
Chilectra S.A.	297,161	(265,577)	31,584	246,440	(217,256)	29,184
Edesur S.A.	160,115	(133,650)	26,465	47,480	(109,838)	(62,358)
Edelnor S.A.	129,879	(104,604)	25,275	114,801	(93,990)	20,811
Ampla	276,761	(267,266)	9,495	247,791	(201,114)	46,677
Coelce	200,014	(161,522)	38,492	166,251	(164,657)	1,594
Codensa S.A.	220,010	(163,974)	56,036	219,717	(157,143)	62,574
Cam Ltda. (1)	-	-	-	-	-	-
Inmob. Manso de Velasco Ltda. (1)	-	-	-	6,960	(2,394)	4,566
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	2,114	(2,259)	(145)	1,185	(1,516)	(331)
Cemsa	216	(493)	(277)	417	(505)	(88)
Dock Sud	27,002	(24,285)	2,717	21,531	(19,862)	1,669
EE Piura	11,834	(8,422)	3,412	14,286	(9,151)	5,135
Holding Enersis y soc. inversión	10,213	(17,868)	(7,655)	9,942	(15,844)	(5,902)

Consolidation Adjustments	(183,759)	183,102	(657)	(163,332)	158,039	(5,293)

Total	1,876,031	(1,479,864)	396,167	1,571,797	(1,276,760)	295,037

Financial Result____________________________________________________

The net financial result was Ch$ 75,649 million, representing a greater expense of Ch$ 14,289 million compared to 2014. This is mainly explained as follows:

Lower financial income of Ch$ 30.803 million mainly due to lower revenues of Ch$20,274 million as a consequence of reducing the revenue of non-amortized assets  at the end of the concession in Ampla and Coelce, lower revenues from deposits and other financial instruments of Enersis of Ch$ 16,280 million and lower other revenues of Ch$ 1,643 million offset by higher revenues of   Ch$ 6,999 million due to updating of regulatory assets and liabilities the Brazilian distributors, Ampla and Coelce.

Higher financial expenses for Ch$ 10,738 million, mainly due to higher expenses in Edesur of Ch$ 8,115 million as a consequence of tariffs due to a higher debt with CAMMESA and higher expenses due to updating financial provisions in Brazilian subsidiaries of Ch$ 2,507 million net from the conversion effects.

Reduced indexation adjustment expenses of Ch$3.922 million mainly due to lower interest on financial debts denominated in U.F.

Lower expenses for Exchange rate differences of Ch$23,330 million, mainly at DockSud for  Ch$21,509 million due to capitalization in 2014 of all its financial debt in foreign currency at Central Costanera for Ch$20,833 million due to a lower debt denominated in US Dollars following the

                                                                                                                                        • 12 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

renegotiation with Mitsubishi, offset by higher differences in the rate of exchange for Ch$ 19,012 in financial instruments and debt in foreign currency.

Result of asset sales and other investments

The gain on assets and other investments shows a loss of Ch$ 5,474 million, mainly Ch$ 4,545 million of investments in the GasAtacama Holding that has been consolidated since May 2014.

Corporate Taxes

Corporate income tax shows a lower expense of Ch$30.174 million explained by a reduced expense in Enersis S.A.  of Ch$63,967 million mainly due to lower taxable base due to a lower effect on the rate of exchange of investments abroad and higher register of assets due to deferred taxes due to taxing losses offset higher expenses in Endesa Chile of Ch$7,229 million due to a higher taxable base and gradual increase of the rate of exchange due to the new taxing reform applied starting September 2014, in Emgesa of Ch$5.980 million due to an increase in the taxable base and gradual increase of the rate due to the taxing reform applied starting 2014 in the Endesa Brazil Group for Ch$7,541 million due to a higher taxable base, in Gas Atacama of Ch$4,095 million entered into the consolidation perimeter of the Group in April 2014, in Chilectra of Ch$3.102 million due to a higher taxable base and gradual increase in the rate in Codensa  of Ch$2,847 million due to an increase in that taxable base and gradual increase of the rate and in Edelnor of Ch$1,328 million due to an increase in the taxable base.

ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION

Assets (million Ch$)	Mar-15	Dec-14	Change	% Change

Current Assets	3,921,303	3,931,499	(10,196)	(0.3%)
Non Current Assets	11,580,425	11,989,823	(409,398)	(3.4%)

Total Assets	15,501,728	15,921,322	(419,594)	(2.6%)

The Company’s total assets as of March 2015 showed a decrease of Ch$ 419,594 million compared to December 2014, mainly due to:

       A decrease in Current Assets of Ch$10,196 million equivalent to 0.3%, as a result of:

•         Decrease in cash and cash equivalents of Ch$ 394,264 million mainly due to: a decrease in Emgesa of Ch$ 148,337 million due to payments to suppliers, dividends, tax on wealth and payment of the financial bond debt net of collections, at Codensa of Ch$ 83,575 million due to payments to suppliers, dividends, remunerations and tax on wealth net of collections, in Enersis of Ch$ 47,366 million due to the payment of dividends and transfer to deposits of more than 90 days net of revenue due to dividends received and related current accounts and revenues from dividends received and related current accounts in the Enel Brazil Group of Ch$ 43,925 million, payment to energy suppliers net of collections and contributions

                                                                                                                                        • 13 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

•         to the CDE fund, in Endesa Chile of Ch$ 34,737 million due to payment to suppliers and loan payments among others, in Edelnor of Ch$ 21,924 million mainly due to payment to suppliers and financial debt and in Chilectra of Ch$ 6,633 million payment to suppliers net from collections.

•         Increase of trade debt accounts receivable and other current accounts receivable of Ch$ 239,145 million due to increase in Edesur of Ch$ 96,837 million mainly due to recognizing the effects of Resolution No. 32/2015, in Endesa Chile of Ch$ 47,023 million due to an increase in energy accounts receivable and YPF compensation, in Coelce of Ch$ 37,250 million mainly due to recognition of regulatory assets and liabilities due no longer being considered, in Ampla of Ch$ 23,486 million mainly due to higher sales and due the recognition of regulatory assets and liabilities due to transfer from long-term, in Dock Sud for Ch$ 12,685 million due to greater accounts receivable, in Emgesa of Ch$ 11,208 million due to higher energy sales and in Edelnor of Ch$ 11,763 million due to an increase of non-billed energy.

•         Increase of other current financial assets of Ch$120,217 million due to an increase in Enersis of Ch$139.239 million mainly due to placement of deposits over 90 days offset by Emgesa for Ch$20,141 million mainly for the payment of dividends.

•         Increase of assets due to current taxes of Ch$ 23,453 million mainly in Enersis and Endesa Chile due to recognition of Monthly Provisory Payments (P.P.M) and Credits due to Dividends receivable.

•         Increase of current accounts receivable from related entities of Ch$ 9,456 million mainly due to accounts receivable from Electrogas of Ch$ 3,253 million corresponding to dividends receivable and to GNL Chile  of Ch$5,583 million due to higher accounts receivable for the advance of gas purchases.

•         Decrease of non-current assets or groups of assets for their disposal classified as held for sale of Ch$7.979 million, relating to the assets of Túnel el Melón, company that was sold in January 2015.

     Decrease of non-current assets in Ch$ 409.398 million, equivalent to 3.4% mainly due to:

•         Decrease of intangible assets different from goodwill of Ch$157,254 million manly relating to new investments for the period of Ch$32,038 million and other movements for Ch$615 million partially offset by depreciation and impairment of the period of Ch$22,775 million, and the effects of the conversion from the various functional currencies of companies of Ch$167,132 million.

•         Decrease of other financial assets, non-current of Ch$68,002 million, mainly related to the effects of conversion of the Brazilian Real to the Chilean Peso in the Brazilian distributors Ampla and Coelce for accounts receivable of the IFRIC 12.

•         Decrease in investment properties, plants and equipment of Ch$ 56,608 million mainly corresponding to Ch$209,797 million of new investments for the period and other movements of Ch$ 2,920 million partially offset by Ch$96,036 million of depreciation and impairment during the period and the effects of converting the various functional currencies of companies to Chilean Pesos of Ch$ 173,289 million.

                                                                                                                                        • 14 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

•         Decrease of goodwill of Ch$ 56,218 million, mainly explained by the effects of the conversion of different currencies of investments abroad.

•         Decrease of trade debtors and other accounts receivable, non-current of Ch$38,413 million and mainly relating to the regulatory short-term transfer to be recovered by our subsidiaries Ampla Energía and Coelce.

•         Decrease of assets for deferred taxes of Ch$24,391 million, mainly explained by the effects of conversion  from the various functional currencies of companies.

•         Decrease of other non-financial current assets of Ch$8,123 million, mainly explained by the effects of conversion  from the various functional currencies of companies.

The Company’s total liabilities and equity decreased by Ch$419,594 million compared to December 2014. This is mainly explained by the decrease of the non-current liabilities of Ch$133,696 million, the decrease of current liabilities of Ch$84,454 million and the decrease in equity of Ch$201,444 million.

Liabilities (million Ch$)	Mar-15	Dec-14	Change	% Change

Current Liabilities	3,110,368	3,194,822	(84,454)	(2.6%)
Non Current Liabilities	4,313,585	4,447,281	(133,696)	(3.0%)
Total Shareholders' Equity	8,077,775	8,279,219	(201,444)	(2.4%)
Attributable to shareholders of the company	6,063,402	6,201,976	(138,574)	(2.2%)
Attributable to minority interest	2,014,373	2,077,243	(62,870)	(3.0%)

Total Liabilities and Shareholders' equity	15,501,728	15,921,322	(419,594)	(2.6%)

       Current liabilities decreased by Ch$84.454 million, equivalent to a variance of 2.6%, explained mainly due to:

•         Decrease of current trade accounts and other accounts payable, of Ch$ 23,108 million, decrease in Codensa of Ch$63.203 million mainly due to the payment of dividends, energy suppliers, net from liabilities registered by the Tax on wealth, in Enersis of Ch$ 30,046 million mainly due to the payment of dividends offset by increases in Edesur of Ch$58,984 million mainly due to debt with CAMMESA for carrying out investments on the distribution system and in Dock Sud of Ch$12,747 million for debt to energy suppliers.

•         Decrease of other provisions, current, of Ch$16,579 million, mainly in Emgesa for the termination and payment of the Impregilo proceeding.

•         Decrease in other current financial assets, of Ch$ 13,486 million, mainly due to the decrease in Emgesa of Ch$ 80,203 million due to the payment of bond debt offset by an increase in Codensa of Ch$ 35,761 million due to the transfer of long-term bond debt, in Edegel of Ch$ 20,147 million due to the transfer of long-term banking loans, in Endesa Chile of Ch$ 8,711 million due to different exchange rate effects of

                                                                                                                                        • 15 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

•         debt in US Dollars and accrued interest of Ch$4,389 million for the accrual of interest.

•         Decrease of accounts payable to related entities for Ch$12,816 million, mainly due to the payment of dividends to minority shareholders.

•         Decrease of other current non-financial assets, of Ch$ 10.248 million, mainly explained by the effects of conversion from the various functional currencies of companies.

•         Decrease of liabilities assets held for sale of Ch$ 5,488 million, relating to the liabilities of the Túnel el Melón, which was sold in January 2015.

     Non-current liabilities decreased by Ch$133,696 million, equivalent to a 3.0% variance, mainly explained by:

•         Decrease of other financial liabilities, non-current (financial debt and derivatives) of Ch$ 182,397 million, mainly due to a decrease in Codensa of Ch$ 47,417 million due to the short-term transfer of bond debt and conversion effects, in Edegel of Ch$ 23,815 million due to the short-term transfer of banking debt and conversion effects. The variance is related to the effects of converting debt in foreign currencies.

•         Increase of non-current trade accounts payable and other accounts payable, of Ch$ 100,328 million mainly explained by Edesur and Dock Sud for debt with CAMMESA for extraordinary investment plans.

•         Decrease of non-current provisions for employee benefits, of Ch $24,886 million, mainly due to the effects of conversion from the various functional currencies of companies.

•         Decrease in other non-current provisions, of Ch$ 15,289 million, mainly due to the effects of converting the various functional currencies of companies.

•         Decrease of other non-current non-financial assets, of Ch$ 8,851 million, mainly due to the effects of conversion from the various functional currencies of companies.

     Total equity decreased Ch$ 201,444 million in relation to December 2014.

•         Equity attributable to controller increased by Ch$ 138,574 million, mainly explained by the increased result for the period of Ch$ 153,074 million and by the decrease in other reserves of Ch$ 291,648 million, mainly due to conversion differences during the period for Ch$ 277,926 million, and cash flow coverage of Ch$ 13,623 million.

•         Equity attributable to the non-controller decreased Ch$ 62,870 million, mainly explained by the result for the period of Ch$ 78,010 million and by the decrease of other comprehensive results of Ch$ 85,698 million and the distribution of dividends to minority shareholders of Ch$ 55,182 million.

                                                                                                                                        • 16 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Changes in the main financial indicators are as follows:

Indicator		Unit	Mar-15	Dec-14	Mar-14	Change	% Change

Liquidity	Current liquidity	Times	1.26	1.23	-	0.03	2.4%
	Acid ratio test (1)	Times	1.21	1.18	-	0.03	2.5%
	Working Capítal	MMCh$	810,935	736,677	-	74,258	10.1%
Leverage	Leverage	Times	0.92	0.92	-	-	0.0%
	Short Term Debt	%	41.9%	41.8%	-	0.1 p.p.	0.2%
	Long Term Debt	%	58.1%	58.2%	-	(0.1) p.p.	(0.2%)
	Financial Expenses Coverage (2)	Times	4.42	-	3.06	1.36	44.4%
Profitability	Operating Income/Operating Revenues	%	21.1%	-	18.8%	2.6 p.p.	12.5%
	ROE (annualized)%		11.1%	-	10.6%	0.5 p.p.	4.1%
	ROA (annualized)%		7.5%	-	7.1%	0.4 p.p.	5.7%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The current liquidity index as of March 2015 was 1.26 times, 2.4% higher than December 2014.  Despite less cash flow compared to December 2014, the company has an excellent liquidity position.

The debt ratio is of 0.92 times in this period, equal to December 31, 2014.

Financial expense coverage shows an increase of 1.36 times, or equivalent to 44.4%, compared to 3.06 times in March 2014, mainly due to the Increase of EBITDA despite higher financial costs for the period.

The profitability indicator measured in terms of operating income by operating revenue increased 12.5%, reaching 21.1% as of March 2015.

On the other hand, return on equity of the company shareholders of the controller (dominant) reached 11,1%, an Increase of 4.1% compared to the prior year, due to better results for the controlling shareholder.

Return on assets improved from 7.1% in March 2014, to 7.5% in December 2014, mainly due to the higher total assets for the period.

                                                                                                                                        • 17 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

MAIN CASH FLOWS

The company generated a negative net cash flow during the period of Ch$377,670 million,  comprising the following main items:

Cash Flow (million Ch$)	Mar-15	Mar-14	Change	% Change

From Operating Activities	388,912	218,351	170,561	78.1%
From Investing Activities	(454,094)	330,147	(784,241)	(237.5%)
From Financing Activities	(312,488)	(711,900)	399,412	(56.1%)

Net Cash Flow	(377,670)	(163,402)	(214,268)	131.1%

Operating activities generated a Ch$ 388,912 million larger cash flow as of March 2015, an increase of 78.1% compared to the prior year. This flow is mainly formed by sales proceeds and other income of Ch$ 1,987.452 million, collection of other operating revenues of Ch$ 212,500 million, offset by payments to suppliers of Ch$ 1,097,893 million, payments to employees of Ch$ 151,822 million and other operating payments of Ch$ 561,325 million.

Investment activities generated a negative net cash flow of Ch$ 454,094 million, mainly explained by disbursements relating to the acquisition of properties, plants and equipment of Ch$ 295,650 million, the incorporation of intangible assets (CINIIF12) of Ch$ 72,333 million, the increase in investments in term deposits of over 90 days of Ch$ 132,441 million and the contribution of equity to Hidroaysén of Ch$ 1,785 million, offset by interest received of Ch$ 16,186 million, sales revenues due to investment in Túnel el Melón of Ch$ 24,970 million and other revenues in cash for Ch$ 6,959 million.

Financing activities generated a negative net cash flow of Ch$312,488 million, mainly due to loan repayments of Ch$113,389 million, dividend payments of Ch$113,389 million,  interest payments of Ch$73,854 million and other disbursements for financing of Ch$7,943 million offset by new loans of Ch$7,553 million.

                                                                                                                                        • 18 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Fixed Assets		Depreciation
	Mar-15	Mar-14	Mar-15	Mar-14

Endesa Chile	132,925	90,028	56,960	47,652
Cachoeira Dourada	4,094	1,122	1,410	1,438
CGTF	10,598	1,766	1,617	1,582
CIEN	388	1,409	3,163	3,387
Chilectra S.A.	14,375	9,138	6,676	6,175
Edesur S.A.	50,256	33,601	2,901	2,670
Edelnor S.A.	33,721	15,060	6,964	6,480
Ampla (*)	35,034	34,734	11,363	11,875
Coelce (*)	23,124	26,168	8,131	10,225
Codensa S.A.	34,417	20,165	15,015	16,607
Inmobiliaria Manso de Velasco Ltda. (1)	-	40	-	64
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	27	52	31	13
Holding Enersis and investment companies	1,048	1,027	301	318
Cemsa	-	-	6	7
Dock Sud	25,783	259	1,454	1,478
EE Piura	2,193	653	1,367	1,337

Total	367,983	235,222	117,359	111,308

(*) Includes intangible assets concessions
(1) Company merged in 2015 by Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)

                                                                                                                                        • 19 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of government regulations. Any modification to these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could therefore affect their activities, economic situation and business results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

The Group’s activities are subject to broad environmental regulations that Enersis constantly meets. Possible modifications introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

     The public authorities are going to approve such environmental impact studies;

     Public opposition will not cause delays or modifications to any proposed project;

     Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

The Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if exposure to interest rate, commodity price and exchange rate risks is not effectively managed.

                                                                                                                                        • 20 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Interest rate risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the debt cost with reduced volatility in the income statements.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 74% as of March 31, 2015.

Depending on the Group’s estimates and debt structure objectives, hedge transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

The structure of Enersis Group’s financial debt by fixed and/or hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net Position:

	31-03-2015%	31-12-2014%
Fixed Interest Rate	74%	86%
Variable Interest Rate	26%	14%
Total	100%	100%

 Exchange rate risk

Exchange risks are mainly related to the following transactions:

-       Debt contracted by Group companies in currencies other than those to which their cash flows are indexed

-       Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed

-       Revenues of Group companies that are directly linked to dollar fluctuations

-       Cash flows from foreign subsidiaries to their parents in Chile exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

                                                                                                                                        • 21 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

Commodities Risk

The Enersis Group is exposed to the price fluctuation risk of some commodities, principally:

Fuel purchases for electricity generation

Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Group has designed a commercial policy that defines sales commitment levels that are consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts. In the case of regulated customers subject to long-term tender processes, certain indexation clauses are included to reduce exposure to commodities.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international market, the Company is constantly reviewing the benefits of contracting hedges to mitigate the effects of these price variations on its results. As of March 31, 2015, there were no commodities derivatives operations. As of Dec 31 2015, there were swap operations for 266 thousand Brent oil barrels for January 2015, and 350 thousand MBTU of Henry Hub gas for February 2015.

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly being reviewed.

Liquidity Risk

The Group maintains liquidity policy that consists on contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, (see Notes 20, 22 and Appendix 4).

As of March 31, 2015, the Enersis Group shows a liquidity of ThCh$ 1,310,481,792 in cash and cash equivalents and ThCh$ 310,137,515 in available committed long-term credit lines. As of December 31, 2014, the Enersis Group had a liquidity position of ThCh$ 1,704,745,491 in cash and cash equivalents and ThCh$ 353,263,488 in committed long-term credit lines.

Credit Risk

The Enersis Group thoroughly follows up the credit risk

Trade Accounts Receivable:

The credit risk corresponding to accounts receivable derived from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

                                                                                                                                        • 22 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

In the electricity generation business, in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non-payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the evaluation and control of credit risk, which is also limited.

Assets of a Financial Nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade as far as possible) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

-           Financial debt.

-           Derivatives for hedging debt, dividends and projects.

The calculated Value at Risk represents the possible variation of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

-           The US Dollar Libor interest rate.

-           The usual local banking-practice indices for the different currencies in which our companies operate.

-           The exchange rates of the different currencies involved in the calculation.

                                                                                                                                        • 23 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

The calculation of Value at Risk (VaR) is based on generating possible future scenarios (for a one day period) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one day.

Taking into consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	31-03-2015 M$	31-12-2014 M$
Interest Rate	20,985,760	33,135,363
Exchange Rate	1,605,638	1,065,881
Correlation	(1,192,703)	(1,187,257)
Total	21,398,695	33,013,987

These values represent the potential increase of the Debt and Derivatives Portfolio, therefore these values at risk are intrinsically related, among other factors, to the value of the portfolio at each year end.

The Value at Risk positions have evolved during the 2015 period and 2014 period as a function of the start/maturity of the transactions.

Other Risks

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment, after any applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million

                                                                                                                                        • 24 •

ENERSIS PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

could potentially give rise to the obligatory accelerated payment of the Yankee bonds. In the specific case of the April 2014 Yankee bond, maturing in 2024, the threshold is $ 50 million.

Finally, in the case of local bonds and credit facilities of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the issuer.

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Properties, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment.  Property, plant and equipment, net of their residual value if applicable, are depreciated lineally by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. Useful lives are reviewed periodically.

Goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

Throughout the year and in particular at the date of its closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit that the asset belongs to is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

                                                                                                                                        • 25 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
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Title: Chief Executive Officer

Date: April 30, 2015